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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 3)
                            ------------------------
                     CREDIT SUISSE FIRST BOSTON (USA), INC.
                            (Name of Subject Company)
                            ------------------------
                               CREDIT SUISSE GROUP
                          CSFBDIRECT ACQUISITION CORP.
                        CREDIT SUISSE FIRST BOSTON, INC.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))
                            ------------------------
                      Common Stock of the Series Designated
         Credit Suisse First Boston (USA), Inc. CSFBdirect Common Stock,
                            Par Value $.10 Per Share
                         (Title of Class of Securities)
                            ------------------------
                                    22541L103
                      (CUSIP Number of Class of Securities)

     David Frick, Esq.                             Joseph T. McLaughlin, Esq.
    Credit Suisse Group                         Credit Suisse First Boston, Inc.
 Paradeplatz 8, P.O. Box 1                             11 Madison Avenue
CH-8070 Zurich, Switzerland                         New York, New York 10010
       41-1-212-1616                                     (212) 325-2000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of filing persons)
                            ------------------------
                                    Copy to:
                               Clare O'Brien, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE

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    Transaction Valuation*                           Amount of Filing Fee**
--------------------------------------------------------------------------------
        $110,400,000.00                                    $22,080.00
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $6.00, the per share tender offer price, by 18,400,00, the number of currently outstanding shares of CSFBdirect Common Stock sought in the Offer.
**   Calculated as 1/50 of 1% of the transaction value.
|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $22,080.00                    Filing Party:  Credit Suisse Group,
                         -----------------------------               ---------------------------------------------------
                                                                       Credit Suisse First Boston, Inc.,
                                                                     ---------------------------------------------------
                                                                       CSFBdirect Acquisition Corp.
                                                                     ---------------------------------------------------
Form or Registration No.: Schedule TO                   Date Filed:    July 24, 2001
                          ----------------------------              ----------------------------------------------------

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. |_|

Check the appropriate boxes to designate any transactions to which the statement relates:

|X|    third-party tender offer subject to Rule 14d-1.

|_|    issuer tender offer subject to Rule 13e-4

|X|    going-private transaction subject to Rule13e-3.

|_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |X|
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


         This Final Amendment No. 3 (the "Final Amendment") amends and supplements the Tender Offer and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on July 24, 2001, as amended on July 24, 2001 and August 10, 2001 (the "Schedule TO"), by Credit Suisse Group, a corporation organized under the laws of Switzerland ("CSG"), Credit Suisse First Boston, Inc., a Delaware corporation and an indirect wholly owned subsidiary of CSG ("CSFB"), and CSFBdirect Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of CSFB ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock of the series designated Credit Suisse First Boston (USA), Inc. CSFBdirect Common Stock, par value $0.10 per share (the "Shares"), of Credit Suisse First Boston (USA), Inc., a Delaware corporation (the "Company"), at a price of $6.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 24, 2001, as amended on July 24, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) of the Schedule TO. Pursuant to General Instruction H to Schedule TO, this Final Amendment satisfies the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to all securities acquired by Purchaser in the tender offer. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Offer to Purchase and the Schedule TO.

         Item 8.  Interest in Securities of the Subject Company

         Item 8 of the Schedule TO is hereby amended and supplemented by including the following information:

         At 12:00 midnight, New York City time, on Monday, August 20, 2001, the Offer expired. Based on a preliminary count, approximately 14,420,083 Shares were validly tendered and not withdrawn pursuant to the Offer, of which 717,258 were tendered pursuant to notices of guaranteed delivery. On August 21, 2001, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. The acceptance of these Shares resulted in CSFB's ownership of approximately 78% of the outstanding common stock of the Company.

         On August 21, 2001, the Company issued to CSFB 90,752,000 shares of CSFBdirect common stock in respect of its retained interest in the CSFBdirect Business which shares, together with the Shares tendered in the Offer, resulted in CSFB's ownership of approximately 96% of the outstanding common stock of the Company. CSFB and Purchaser plan to complete the merger of CSFBdirect Acquisition Corp. II, a newly incorporated wholly owned subsidiary of Purchaser, with and into the Company on August 22, 2001. A copy of the press release issued by CSFB with respect to the foregoing is filed herewith as Exhibit (a)(10) and is incorporated herein by reference.

         Item 12.  Materials to be Filed as Exhibits

         Item 12 of the Schedule TO is hereby amended and supplemented by including the following information:

         (a) (10)  Press Release issued by CSFB on August 21, 2001.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2001

                                               CREDIT SUISSE GROUP



                                               By   /s/  Richard E. Thornburgh
                                                  ------------------------------
                                                  Name:  Richard E. Thornburgh
                                                  Title: Attorney-In-Fact


                                               By   /s/  Neil Radey
                                                  ------------------------------
                                                  Name:  Neil Radey
                                                  Title: Attorney-In-Fact

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2001

                                               CSFBDIRECT ACQUISITION CORP.



                                               By   /s/  Neil Radey
                                                  ------------------------------
                                                  Name:  Neil Radey
                                                  Title: Treasurer

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2001

                                               CREDIT SUISSE FIRST BOSTON, INC.



                                               By   /s/  Anthony F. Daddino
                                                  ------------------------------
                                                  Name:  Anthony F. Daddino
                                                  Title: Chief Administrative
                                                         Officer

                                  EXHIBIT INDEX

Exhibit  No.
---------------

(a) (1)         Offer to Purchase dated July 24, 2001.*
(a) (2)         Form of Letter of Transmittal.*
(a) (3)         Form of Notice of Guaranteed Delivery.*
(a) (4)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees.*
(a) (5)         Form of Letter from Brokers, Dealers, Commercial Banks, Trust
                Companies and Nominees to Clients.*
(a) (6)         Form of Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9.*
(a) (7)         Summary Advertisement as published in The New York Times on July
                24, 2001.*
(a) (8)         Joint Press Release issued by CSFB and the Company on July 11,
                2001 (incorporated by reference to exhibit 99.1 of the Schedule
                TO-C filed by CSFB on July 11, 2001).
(a) (9)         Revised outside front cover page of the Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO filed by Credit Suisse
                Group, Credit Suisse First Boston, Inc. and CSFBdirect
                Acquisition Corp. on July 24, 2001.**
(a) (10)        Press Release issued by CSFB on August 21, 2001.
(b)             None.
(c)             (1) Opinion of Lazard Freres & Co., LLC ("Lazard") to the
                Special Committee of Independent Directors of the Board of
                Directors of the Company (the "Special Committee") dated July
                10, 2001 (included as Annex A of the Offer to Purchase).*
(c) (2)         Materials presented by Lazard to the Special Committee on May
                31, 2001.*
(c) (3)         Materials presented by Lazard to the Special Committee on July
                10, 2001.*
(d) (1)         Agreement and Plan of Merger, dated as of July 11, 2001, among
                CSFB, Purchaser and the Company.*
(d) (2)         Credit Suisse Group International Share Plan (incorporated herein by reference to Exhibit 10.6 of the Company's Annual
                Report on Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission on March 29, 2001).
(f)             Section 262 of the Delaware General Corporation Law (included as
                Annex B of the Offer to Purchase).*
(g)             None.
(h)             None.


* Incorporated by reference to the Schedule TO filed by Credit Suisse Group, Credit Suisse First Boston, Inc. and CSFBdirect Acquisition Corp. on July 24, 2001.

** Incorporated by reference to Amendment No. 1 to the Schedule TO filed by Credit Suisse Group, Credit Suisse First Boston, Inc. and CSFBdirect Acquisition Corp. on July 24, 2001.